UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)


                              SportsLine.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  848-934-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Sumner M. Redstone
                            National Amusements, Inc.
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600

                                 with a copy to:
                            Michael D. Fricklas, Esq.
                                   Viacom Inc.
                                  1515 Broadway
                            New York, New York 10036
                            Telephone: (212) 258-6000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 10, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].




The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 10 Pages)

CUSIP No.  848-934-10-5                                       Page 2 of 10 Pages
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      SUMNER M. REDSTONE
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)  [_]
      (b)  [_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Sources of Funds (See Instructions)
      WC (1)
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
      United States
--------------------------------------------------------------------------------
                  (7)   Sole Voting Power
Number of
                        0
Shares            --------------------------------------------------------------
                  (8)   Shared Voting Power
Beneficially
                        0 (2)
Owned by Each     --------------------------------------------------------------
                  (9)   Sole Dispositive Power

Each Reporting          0
                  --------------------------------------------------------------
Person  With      (10)  Shared Dispositive Power

                        0 (2)
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      0 (2)
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)     [  ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)
      0% (2)
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      IN
--------------------------------------------------------------------------------


(1) Pursuant to the Merger (as defined in Item 4), each existing Common Share (as defined in Item 1), other than the Common Shares held by Viacom Inc. or its controlled affiliates, treasury shares and dissenting shares, was converted into the right to receive $1.75 in cash, without interest. Each Common Share held by Viacom Inc. and its controlled affiliates immediately prior to the consummation of the Merger was canceled, and no payment was made with respect thereto.

(2)   No Common Shares remain outstanding.

CUSIP No.  848-934-10-5                                       Page 3 of 10 Pages
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      NAIRI, Inc.
      I.R.S Identification No.  04-3446887
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)  [_]
      (b)  [_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Sources of Funds (See Instructions)
      WC (1)
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
                  (7)   Sole Voting Power
Number of
                        0
Shares            --------------------------------------------------------------
                  (8)   Shared Voting Power
Beneficially
                        0 (2)
Owned by Each     --------------------------------------------------------------
                  (9)   Sole Dispositive Power

Each Reporting          0
                  --------------------------------------------------------------
Person  With      (10)  Shared Dispositive Power

                        0 (2)
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      0 (2)
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)     [  ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)
      0% (2)
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------


(1) Pursuant to the Merger (as defined in Item 4), each existing Common Share (as defined in Item 1), other than the Common Shares held by Viacom Inc. or its controlled affiliates, treasury shares and dissenting shares, was converted into the right to receive $1.75 in cash, without interest. Each Common Share held by Viacom Inc. and its controlled affiliates immediately prior to the consummation of the Merger was canceled, and no payment was made with respect thereto.

(2)   No Common Shares remain outstanding.

CUSIP No.  848-934-10-5                                       Page 4 of 10 Pages
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      National Amusements, Inc.
      I.R.S Identification No.  04-2261332
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)  [_]
      (b)  [_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Sources of Funds (See Instructions)
      WC (1)
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
      Maryland
--------------------------------------------------------------------------------
                  (7)   Sole Voting Power
Number of
                        0
Shares            --------------------------------------------------------------
                  (8)   Shared Voting Power
Beneficially
                        0 (2)
Owned by Each     --------------------------------------------------------------
                  (9)   Sole Dispositive Power

Each Reporting          0
                  --------------------------------------------------------------
Person  With      (10)  Shared Dispositive Power

                        0 (2)
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      0 (2)
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)     [  ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)
      0% (2)
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      CO
-------------------------------------------------------------------


(1) Pursuant to the Merger (as defined in Item 4), each existing Common Share (as defined in Item 1), other than the Common Shares held by Viacom Inc. or its controlled affiliates, treasury shares and dissenting shares, was converted into the right to receive $1.75 in cash, without interest. Each Common Share held by Viacom Inc. and its controlled affiliates immediately prior to the consummation of the Merger was canceled, and no payment was made with respect thereto.

(2)  No Common Shares remain outstanding.

CUSIP No.  848-934-10-5                                       Page 5 of 10 Pages
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Viacom Inc.
      I.R.S Identification No.  04-2949533
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)  [_]
      (b)  [_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Sources of Funds (See Instructions)
      WC (1)
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
                  (7)   Sole Voting Power
Number of
                        0
Shares            --------------------------------------------------------------
                  (8)   Shared Voting Power
Beneficially
                        0 (2)
Owned by Each     --------------------------------------------------------------
                  (9)   Sole Dispositive Power

Each Reporting          0
                  --------------------------------------------------------------
Person  With      (10)  Shared Dispositive Power

                        0 (2)
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      0 (2)
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)     [  ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)
      0% (2)
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------


(1) Pursuant to the Merger (as defined in Item 4), each existing Common Share (as defined in Item 1), other than the Common Shares held by Viacom Inc. or its controlled affiliates, treasury shares and dissenting shares, was converted into the right to receive $1.75 in cash, without interest. Each Common Share held by Viacom Inc. and its controlled affiliates immediately prior to the consummation of the Merger was canceled, and no payment was made with respect thereto.

(2)  No Common Shares remain outstanding.

CUSIP No.  848-934-10-5                                       Page 6 of 10 Pages
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Westinghouse CBS Holding Company, Inc.
      I.R.S No.  25-1776511
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)  [_]
      (b)  [_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Sources of Funds (See Instructions)
      WC (1)
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
                  (7)   Sole Voting Power
Number of
                        0
Shares            --------------------------------------------------------------
                  (8)   Shared Voting Power
Beneficially
                        0 (2)
Owned by Each     --------------------------------------------------------------
                  (9)   Sole Dispositive Power

Each Reporting          0
                  --------------------------------------------------------------
Person  With      (10)  Shared Dispositive Power

                        0 (2)
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      0 (2)
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)     [  ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)
      0% (2)
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------


(1) Pursuant to the Merger (as defined in Item 4), each existing Common Share (as defined in Item 1), other than the Common Shares held by Viacom Inc. or its controlled affiliates, treasury shares and dissenting shares, was converted into the right to receive $1.75 in cash, without interest. Each Common Share held by Viacom Inc. and its controlled affiliates immediately prior to the consummation of the Merger was canceled, and no payment was made with respect thereto.

(2)  No Common Shares remain outstanding.

CUSIP No.  848-934-10-5                                       Page 7 of 10 Pages
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      CBS Broadcasting Inc.
      I.R.S. Identification No.  13-0590730
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)  [_]
      (b)  [_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Sources of Funds (See Instructions)
      WC (1)
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization
      New York
--------------------------------------------------------------------------------
                  (7)   Sole Voting Power
Number of
                        0
Shares            --------------------------------------------------------------
                  (8)   Shared Voting Power
Beneficially
                        0 (2)
Owned by Each     --------------------------------------------------------------
                  (9)   Sole Dispositive Power

Each Reporting          0
                  --------------------------------------------------------------
Person  With      (10)  Shared Dispositive Power

                        0 (2)
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     0 (2)
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)     [  ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)
      0% (2)
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------


(1) Pursuant to the Merger (as defined in Item 4), each existing Common Share (as defined in Item 1), other than the Common Shares held by Viacom Inc. or its controlled affiliates, treasury shares and dissenting shares, was converted into the right to receive $1.75 in cash, without interest. Each Common Share held by Viacom Inc. and its controlled affiliates immediately prior to the consummation of the Merger was canceled, and no payment was made with respect thereto.

(2)  No Common Shares remain outstanding.

                                                              Page 8 of 10 Pages
--------------------------------------------------------------------------------
Item 1.   Security and Issuer

     This Amendment No. 7 (the "Amendment") hereby amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 15, 2000, as amended (the "Schedule 13D") by CBS Broadcasting Inc. ("CBSBI"), Westinghouse CBS Holding Company, Inc. ("W/CBS HCI"), Viacom Inc. ("Viacom"), NAIRI, Inc. ("NAIRI"), National Amusements, Inc. ("NAI") and Mr. Sumner M. Redstone, with respect to the Common Stock, par value $.01 per share (the "Common Shares"), of SportsLine.com, Inc., a Delaware corporation ("SportsLine" or the "Issuer") with its principal executive office located at 2200 West Cypress Creek Road, Fort Lauderdale, Florida 33309. This Statement on
Schedule 13D relates to the consummation of the merger of Stargate Acquisition Corp. Two, an indirect wholly-owned subsidiary of Viacom ("Stargate Two"), into SportsLine, pursuant to the Agreement and Plan of Merger dated as of August 1, 2004 among SportsLine, Viacom and Stargate Two (the "Merger Agreement").
--------------------------------------------------------------------------------
Item 3.   Source and Amount of Funds or Other Consideration

      Item 3 is hereby amended and restated in its entirety to read as follows:

     "Pursuant to the Merger (as defined in Item 4), each outstanding Common Share of SportsLine, other than the Common Shares held by Viacom or its controlled affiliates, treasury shares and dissenting shares, was converted into the right to receive $1.75 in cash, without interest. Each Common Share of SportsLine held by Viacom or its controlled affiliates immediately prior to the consummation of the Merger was canceled, and no payment was made with respect thereto."
--------------------------------------------------------------------------------
Item 4.   Purpose of Transaction

      Item 4 is amended as follows:

     "Pursuant to the Merger Agreement, on December 10, 2004, Stargate Two merged into SportsLine with SportsLine as the surviving corporation. Each outstanding Common Share of SportsLine not held by Viacom or its controlled affiliates was converted into the right to receive $1.75 in cash, without interest (the "Merger"). Each Common Share of SportsLine held by Viacom or its controlled affiliates immediately prior to the consummation of the Merger was canceled, and no payment was made with respect thereto. As a result of the Merger, SportsLine became an indirectly owned subsidiary of Viacom.

     "As a result of the Merger, the Common Shares ceased trading on the Nasdaq National Market and became eligible for termination of registration under
Section 12(g)(4) of the Exchange Act.

     "The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 1 to this Amendment. A copy of the joint press release issued by SportsLine and Viacom on December 10, 2004 is attached as Exhibit 2."

--------------------------------------------------------------------------------

                                                              Page 9 of 10 Pages
 -------------------------------------------------------------------------------
Item 5.   Interest in Securities of the Issuer.

      Item 5 is amended as follows:

     "(a) and (b) The Merger was consummated on December 10, 2004. As a result of the Merger, each existing Common Share of SportsLine, other than Common Shares held by Viacom or its controlled affiliates, treasury shares and dissenting shares, were converted, into the right to receive $1.75 in cash, without interest. Each Common Share of SportsLine held by Viacom or its controlled affiliates immediately prior to the consummation of the Merger have been canceled, and no payment made with respect thereto. No Common Shares remain outstanding."
--------------------------------------------------------------------------------
Item 7.   Material to be Filed as Exhibits

Exhibit 1.  Agreement and Plan of Merger dated as of August 1, 2004 among
            Viacom Inc., Stargate Acquisition Corp. Two and SportsLine.com, Inc. (filed as Exhibit 2.1 to the Current Report on Form 8-K of SportsLine.com, Inc. dated as of August 1, 2004 and incorporated herein by reference).

Exhibit 2. Joint Press Release issued by SportsLine and Viacom, dated December 10, 2004 (filed as Exhibit 99.1 to the Current Report on Form 8-K of SportsLine dated December 10, 2004 and incorporated herein by reference).

Exhibit 3. Joint Filing Agreement among CBSBI, W/CBS HCI, Viacom, NAIRI, NAI and Sumner M. Redstone.

                                                             Page 10 of 10 Pages


                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

December 10, 2004

                                       CBS Broadcasting Inc.

                                       By: /s/ MICHAEL D. FRICKLAS
                                           -------------------------------------
                                           Michael D. Fricklas
                                           Executive Vice President

                                       Westinghouse CBS Holding Company, Inc.

                                       By: /s/ MICHAEL D. FRICKLAS
                                           -------------------------------------
                                           Michael D. Fricklas
                                           Executive Vice President

                                       Viacom Inc.

                                       By: /s/ MICHAEL D. FRICKLAS
                                           -------------------------------------
                                           Michael D. Fricklas
                                           Executive Vice President

                                       NAIRI, Inc.

                                       By: /s/ SUMNER M. REDSTONE
                                           -------------------------------------
                                           Sumner M. Redstone
                                           Chairman and President

                                       National Amusements, Inc.

                                       By: /s/ SUMNER M. REDSTONE
                                           -------------------------------------
                                           Sumner M. Redstone
                                           Chairman and Chief Executive Officer

                                          /s/ SUMNER M. REDSTONE
                                          --------------------------------------
                                          Sumner M. Redstone
                                          Individually